

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Wah Leung
Chief Executive Officer
Bylog Group Corp.
84/1 Bilang, Hutan #402
Dalian City Lianoning Province, China

      Re: Bylog Group Corp.
          Form 10-K and Form 10-K/A for the Fiscal Year Ended March 31, 2021
          Filed July 12, 2021 and March 4, 2022, respectively
          File No. 333-211808

Dear Mr. Leung:

      We have reviewed your March 4, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2022 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021

Legal and Operational Risks Associated with Being Based in China if We Consummate a Combination Transaction, page 4

1.   We note your revised disclosures where you state that as a shell company with no operations in, or revenues from, China you believe that the legal and operational risks associated with being based in China will not apply to the company until you consummate a combination transaction with an operating company that has significant business in China. Explain further why you believe you will need to consummate a business combination before these risks apply to your operations. Also, tell us how you considered the material advances you received from related parties based in the PRC to support your operations in determining that the risks related to doing business in China do not apply to you. Please explain or revise as necessary to address each of the disclosures

      requested in prior comment 1 through 4.

2.   You state that you do not have any subsidiaries. Please tell us how you considered the formation of Bylog Alliance Group Limited on August 2, 2021 in Hong Kong, whose main business includes, but is not limited to, forming alliances with associated corporations to operate an integrated online, office and integrated life department merchandise, advertising and marketing business in concluding that the requested disclosures do not apply to the company. Please explain or revise as necessary to address the disclosures requested in each of our prior comments.

3.   We note your revised disclosures where you state that you currently do not intend to adopt a variable interest entity structure in connection with any business combination. It is unclear how you can ensure that any PRC entity you acquire will not be in an industry that is subject to PRC restrictions on foreign ownership. Please explain the basis for such assertions or revise as necessary to clarify that you may acquire a business such that the entity in which investors currently hold an interest may not be the entity or entities through which the company's operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

4.   You state that restrictions on the transfer of cash through your organization do not apply to the company at this time. Please tell us how you considered the transfer of cash with regard to advances from related parties located in the PRC that were made to the holding company and the formation and operations of your subsidiary in Hong Kong when determining that such restrictions do not apply to the company. Please explain or revise your disclosures as necessary.

5.   It appears that your sole officer and director, Mr. Wah Leung is located in China. Please revise to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against this individual and enforcing judgments against him.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology